MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

June 17, 2024

Via Edgar Correspondence

Kyle Wiley, Esq.

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mag Mile Capital, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 26, 2024
File No. 333-274354

Dear Mr. Wiley:

Mag Mile Capital, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2024, with respect to the registration statement on Form S-1 (File No. 333-274354) that was submitted to the Commission on September 6, 2023, and amended by Amendment No. 1 filed on December 13, 2023, Amendment No. 2 filed February 14, 2024, Amendment No. 3 filed on March 8, 2024, and Amendment No. 4 filed April 26, 2024 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”). The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1

Growth Strategies, page 5

1. We note that you “intend to explore potential high-quality acquisition opportunities.” Please expand the disclosure here and in the Risk Factor regarding acquisitions on page 12 to include disclosure as to whether there are any probable acquisitions at this time.

Response: We have expanded our disclosure in the Growth Strategies and Risk Factor sections to disclose that there no probable acquisitions at this time.

Kyle Wiley, Esq.

June 17, 2024

Risk Factors

Risks Related to Our Operations

We June need to raise additional funds and these funds June not be available when needed or June be available only on unfavorable terms, page 1

2. We note that you discuss going concern issues in MD&A on page 24 and your auditors have included an explanatory paragraph raising substantial doubt regarding your ability to continue as a going concern in their report for 2023. Please expand the risk factor disclosure to include these going concern issues.

Response: We have expanded the risk factor disclosure under Financial, Tax and Accounting-Related Risks to include the referenced going concern issues.

Risks Related to our Internal Controls and Accounting Policies

If we are unable to implement and maintain effective internal control over financial reporting...,

3. Refer to your Item 9A disclosure in the Form 10-K/A filed April 17, 2024. We note that you are aware of material weaknesses in internal control. Please expand the Risk Factor disclosure to include a description of these identified material weaknesses.

Response: We have expanded the Risk Factor disclosure to include a description of the referenced material weaknesses.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4. Refer to Note 13. Restatement. Please have the public accounting firm that audited the restatement of 2022 amounts include an explanatory paragraph in their report that addresses the restatement. Please similarly revise the audit report included in your Form 10-K/A accordingly.

Response: We have revised the audit report in Amendment No. 5 to include a paragraph addressing the restatement of 2022 amounts and revised the audit report included in our Form 10-K/A accordingly.

Note 11. Warrants, page F-13

5. We note that you issued a warrant for 5 million shares at $0.50 per share to GK Partners on April 4, 2023 and that you recorded stock compensation expense of $1.582 million in 2023. We also note that the warrant was issued to provide incentive to provide future financings. Disclose, in detail, the basis for your accounting treatment for the issuance of this warrant, including how you determined whether the warrant is classified as a derivative instrument, liability or equity, pursuant to ASC 718 as stock compensation or ASC 815 as a derivative instrument and the basis for your accounting treatment. Also, address any terms of the warrant regarding the nature of any future performance required by GK Partners and in what period the performance, if any, is to be provided to the company in conjunction with the terms of the warrant. Please revise the financial statements in the Form 10-K/A filed April 17, 2024 accordingly.

Response: We have disclosed in detail in Amendment No. 5 the basis for our accounting treatment for the issuance of the warrant and the terms of the warrant regarding the nature of any future performance required by GK Partners, including the period of such performance.

Exhibits

6. Please have your auditor correct the date of their report in a currently dated consent.

Response: We have had the auditor correct the date of their report in Amendment No. 5.

7. Please file a revised opinion that indicates, if true, that the shares of common stock are validly issued, fully paid and non-assessable. We also note your legality opinion appears to qualify counsel’s expertise to opine on the laws of the State of Oklahoma. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. File a new legality opinion (i) from counsel that is admitted to practice in the State of Oklahoma or (ii) that does not include inappropriate qualifications pertaining to counsel’s expertise. For guidance, refer to Section II.B.3.b. of Staff Legal Bulletin No. 19.

Response: We have included in Amendment No. 5 a legal opinion from a law firm admitted to practice in the state of Oklahoma that the shares of common stock being registered for resale are validly issued, fully paid and non-assessable.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at rshah@magmilecapital.com.

Sincerely,

/s/ Rushi Shah
Rushi Shah, President and CEO

Cc: Ernest M. Stern, Esq., Culhane PLLC

Encl.